UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             CARDINAL AIRLINES, INC.

                                  COMMON STOCK

                                CUSIP NO. 14147Q

                             The Company Corporation

                                1013 Centre Road

                              Wilmington, DE 19805

                                  July 21, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d(f) or ss.240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 4


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                                                  CUSIP No. 14147Q Page 2 of 4

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(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dr. H. Lawrence Mason,  ###-##-####

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                    (a)     /./
                                    (b)     /X/

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(3)      SEC USE ONLY


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(4)      SOURCE OF FUNDS

         PF & SC

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             /NA/

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen

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                                    (7)     SOLE VOTING POWER

                                                296,600

NUMBER OF SHARES

                                    (8)     SHARED VOTING POWER

BENEFICIALLY OWNED BY

EACH REPORTING PERSON                .................0.................

WITH

                                    (9)     SOLE DISPOSITIVE POWER

                                                 296,600

                                    (10)    SHARED DISPOSITIVE POWER

                                    ..................0.................

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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         296,600

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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                  CUSIP No. 14147Q Page 3 of 4

         (See Instructions)                                           /NA/

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.6%

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(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN

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Item 1. Security and Issuer.

This schedule relates to shares of Common Stock with a par value of $.01 and Purchase Warrants exercisable at $11.00 of Cardinal Airlines, Inc.
(the "Issuer") The Issuer's principal executive office is located at 1380 Sarno Road, Suite B, Melbourne, FL 32935. The Company's President is Lawrence A. Watson. H. Lawrence Mason is the Chief Financial Officer, Vice-President of Finance, Secretary and Treasurer.

Item 2.  Identity and Background.

(a) H. Lawrence Mason; (b) Residence: 432 St. John's Drive, Satellite Beach, Florida 32937; (c) Mr. Mason's principal business is as President of the Issuer;
(d) Mr. Mason has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years; (e) Mr. Mason has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws. (f) Mr. Mason is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Some of the funds were from personal funds with the remainder being loaned by the Issuer pursuant to a promissory note. Some of the funds were obtained for the purpose of purchasing and holding securities.

Item 4.  Purpose of Transaction.

The purpose of purchases of securities by Mr. Mason is investment. The reporting person intends to continuously review his position in Cardinal Airlines, Inc. and may, depending upon the evaluation of the Company's business and prospects, as well as upon future developments, price, availability of shares and other factors, determine to increase, decrease or eliminate his position in the Company. The reporting person is not considering any plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the issuer other than general knowledge that the issuer's securities are the



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                                                     CUSIP 14147Q Page 4 of 4

subject of a public offering where its and selling securities holders securities will be sold and purchased; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or by-laws; (g) any change in the issuer's charter, bylaws or instruments which would impede the acquisition of control of the Company by any person; (h) any class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association; (i) the Company's common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Mason directly beneficially owns an aggregate interest of 14.6% in the Issuer with a total of 280,000 common shares and 16,600 warrants. The Issuer has a total of 50,000,000 common shares authorized. As of the date of this schedule, 1,931,200 common shares were outstanding. (b) Mr. Mason has the power to vote all shares owned in the Company and to dispose or to direct the disposition of those shares; (c) No transactions were effected during the last 60 days; (d)the directors as set forth in the Issuer by-laws may vote to pay out dividends. The Board of Directors of the Issuer have the right to declare and direct dividends. The Board consists of Lawrence A. Watson, Ted A. Walker, Vincent T. Paris and Mr.

Mason each owning more than 5% of the outstanding common shares of the Issuer;
(e) NA.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Materials to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Lawrence H. Mason
Date: July 30, 1999                         ----------------------------------
                                            Mason, Lawrence H.  Chief Financial
                                            Officer, Vice President of Finance,
                                            Secretary, Treasurer